Dreyfus Premier Balanced Opportunity Fund

SEMIANNUAL REPORT May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Opportunity Fund, covering the six-month period from December 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the financial markets generally are positive, especially since selling pressure among overleveraged investors has created attractive values in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2007, through May 31, 2008, as provided by Keith Stransky, Sean P. Fitzgibbon, Brian C. Ferguson, Catherine A. Powers and Kent J. Wosepka, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended May 31, 2008, Dreyfus Premier Balanced Opportunity Fund's Class A shares produced a total return of –1.93%, Class B shares produced –2.35%, Class C shares produced –2.26%, Class J shares produced –1.78%, Class I shares produced –1.78%, Class T shares produced –2.06% and Class Z shares produced –1.87%.[1] In comparison, the fund's benchmarks, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index, achieved total returns of –4.47% and 1.68%, respectively, for the same period.[2]

While bonds produced mildly positive total returns during the reporting period, stocks declined due to a slowing U.S. economy and the impact of a credit crisis on financial companies. The fund outperformed its equity benchmark on strong stock selections and sector allocations, but the bond portion lagged the fixed-income benchmark amid weakness among investment-grade corporate bonds and asset-backed securities.

The Fund's Investment Approach

The fund seeks high total return, including capital appreciation and current income, through a diversified mix of stocks and fixed-income securities. When allocating assets, the fund's asset allocation manager assesses the relative return and risk of each asset class, general economic conditions, anticipated changes in interest rates and the general outlook for stocks.

The fund's equity portfolio managers create a broadly diversified equity portfolio that includes a blend of growth and value stocks. Using quantitative and fundamental research, we look for companies with leading market positions, competitive or technological advantages, high returns on equity and assets, good growth prospects, attractive valuations and strong management teams.

The fund normally invests between 25% and 50% of its assets in fixed-income securities that, at the time of purchase, are rated investment grade or the non-rated equivalent as determined by Dreyfus. We may invest up to 5% of the fixed-income portfolio in securities rated below investment grade and up to 10% in bonds from foreign issuers.

Market Woes Undermined Investor Sentiment

A credit crisis in the sub-prime mortgage market dampened investor sentiment early in the reporting period, creating heightened and persistent volatility in the stock and bond markets. The impact of the credit crunch was particularly severe among higher yielding bonds, such as mortgage- and asset-backed securities, and in the stock market's financials sector, where global financial institutions suffered massive sub-prime related losses. In addition, slumping housing markets and soaring food and energy prices fueled a downturn in the U.S. economy, leading to lower prices for corporate bonds and the more economically-sensitive equity market sectors.

Strong Stock Selections Supported Performance

The fund's performance benefited from overweighted exposure to energy companies, which comprised the S&P 500 Index's strongest performing sector. An emphasis on independent exploration-and-production companies also supported returns, as rising commodity prices supported higher profits. In fact, the fund's top three equity performers for the reporting period were exploration-and-production companies Chesapeake Energy, Devon Energy and XTO Energy.

We also enhanced relative performance in the consumer staples sector. We established relatively heavy exposure to retail giant Wal-Mart Stores, which rose sharply due to robust consumer demand for lower-cost goods. Conversely, we maintained a relatively light position in consumer goods provider Procter & Gamble, which declined as earnings momentum slowed.

The fund lost some ground in the materials sector due to disappointing returns from Allegheny Technologies, which manufactures parts for the hard-hit aerospace industry, and a lack of exposure to agricultural stocks during a time of rising food and fertilizer prices. Good security selections among financial stocks partly compensated for overweighted exposure to this underperforming sector.

U.S. Treasuries Boosted Returns from Bonds

A "flight to quality" supported prices of U.S. Treasury securities, enabling bonds to produce better overall results than stocks during the reporting period. However, relatively large allocations to asset-backed securities, commercial mortgages and investment-grade corporate bonds detracted from the fund's relative performance during the credit crisis, as did a corresponding underweighted position in U.S. Treasuries. The fund achieved better results from its interest-rate strategies. We emphasized bonds in the two- to five-year maturity range, which benefited from wider yield differences along the market's maturity spectrum. We also moved the fund's average duration from a neutral position to one that was slightly longer than industry averages, which enabled the fund to capture incrementally higher yields.

Preparing for Eventual Recovery

As of the reporting period's end, the U.S. economy remained sluggish, and credit markets continued to struggle. However, the Federal Reserve Board's policies appear to have encouraged investors to look forward to better times, fueling spring rebounds among stocks and higher yielding bonds. Therefore, we have maintained the fund's emphasis on higher yielding bonds in anticipation of an eventual rebound from currently low valuations, and we may look to increase exposure to stocks of financial companies with relatively little credit exposure.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through November 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower. Class J shares are closed to new investors.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. Government, Treasury and Agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Opportunity Fund from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2008

	Expenses paid per $1,000[†]	Ending value (after expenses)
Class A	$5.74	$980.70
Class B	$9.49	$976.50
Class C	$9.29	$977.40
Class I	$4.61	$982.20
Class T	$6.78	$979.40
Class J	$4.31	$982.20
Class Z	$4.95	$981.30

[†] *Expenses are equal to the fund's annualized expense ratio of 1.16% for Class A, 1.92% for Class B, 1.88% for Class C, .93% for Class I, 1.37% for Class T, .87% for Class J and 1.00% for Class Z, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

	Expenses paid per $1,000†	Ending value (after expenses)
Class A	$5.86	$1,019.20
Class B	$9.67	$1,015.40
Class C	$9.47	$1,015.60
Class I	$4.70	$1,020.35
Class T	$6.91	$1,018.15
Class J	$4.39	$1,020.65
Class Z	$5.05	$1,020.00

† Expenses are equal to the fund's annualized expense ratio of 1.16% for Class A, 1.92% for Class B, 1.88% for Class C, .93% for Class I, 1.37% for Class T, .87% for Class J and 1.00% for Class Z, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2008 (Unaudited)

Common Stocks–66.7%	Shares	Value ($)
Consumer Discretionary–5.8%		
Autoliv	15,490	846,838
Centex	13,130 a	247,238
Darden Restaurants	22,975	786,894
Discovery Holding, Cl. A	29,570 b	774,438
Family Dollar Stores	37,960	812,344
Gap	108,070	1,972,277
Johnson Controls	19,410 a	661,105
Lowe's Cos.	29,320	703,680
McDonald's	40,670	2,412,544
Newell Rubbermaid	36,670	736,334
News, Cl. A	165,100	2,963,545
NVR	910 a,b	514,487
Omnicom Group	83,130	4,074,201
Ross Stores	69,060	2,528,977
Time Warner	43,750	694,750
TJX Cos.	60,130 a	1,927,768
Toll Brothers	25,060 b	528,014
Walt Disney	55,230	1,855,728
		25,041,162
Consumer Staples–6.6%		
Cadbury, ADR	14,956 a	802,988
Coca-Cola Enterprises	27,770	559,288
ConAgra Foods	51,620	1,217,200
CVS Caremark	110,830	4,742,416
Dean Foods	65,120 a,b	1,416,360
Dr. Pepper Snapple Group	26,548 b	668,469
Estee Lauder, Cl. A	23,900 a	1,137,640
Kraft Foods, Cl. A	50,830	1,650,958
Kroger	38,950	1,076,578
Molson Coors Brewing, Cl. B	40,170 a	2,329,860
Philip Morris International	89,670 b	4,722,022
Smithfield Foods	28,760 b	899,900
SUPERVALU	53,450	1,874,492
SYSCO	49,750	1,535,285
Wal-Mart Stores	67,920	3,921,701
		28,555,157

8

Common Stocks (continued)	Shares	Value ($)
Energy–9.3%		
Anadarko Petroleum	21,980	1,647,841
Cameron International	31,030 a,b	1,651,727
Chesapeake Energy	39,700	2,174,369
Chevron	83,690	8,297,863
ConocoPhillips	50,270	4,680,137
Devon Energy	23,280	2,699,083
El Paso	73,310 a	1,433,210
ENSCO International	16,390	1,177,294
EOG Resources	4,970	639,291
Hess	7,910	971,427
Marathon Oil	76,640	3,938,530
Nabors Industries	27,910 a,b	1,173,336
National Oilwell Varco	15,950 b	1,328,954
Occidental Petroleum	21,820	2,005,913
Schlumberger	9,870	998,153
Valero Energy	11,510	585,168
XTO Energy	79,487	5,056,963
		40,459,259
Financial–14.4%		
American International Group	38,040	1,369,440
Ameriprise Financial	13,940	658,804
AON	15,650	738,523
Astoria Financial	40,660	970,148
Bank of America	74,950	2,549,049
Capital One Financial	13,490 a	649,139
Chubb	64,990	3,493,862
Citigroup	170,070	3,722,832
Discover Financial Services	39,100	670,565
Federal National Mortgage Association	48,550	1,311,821
Fidelity National Financial, Cl. A	28,750	491,625
First American	9,470 a	317,908
Franklin Resources	6,730	681,211
Freddie Mac	29,550	751,161
Genworth Financial, Cl. A	29,000	640,900
Goldman Sachs Group	27,220	4,801,880
Invesco	47,300	1,316,359

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
JPMorgan Chase & Co.	225,470	9,695,210
Lincoln National	20,460	1,128,574
Merrill Lynch & Co.	14,780	649,138
MetLife	64,880	3,894,746
Moody's	38,110 [a]	1,413,119
Morgan Stanley	62,050	2,744,471
Northern Trust	23,340	1,773,840
People's United Financial	39,700 [a]	656,241
PNC Financial Services Group	47,360	3,042,880
Principal Financial Group	15,670 [a]	844,300
State Street	28,760	2,071,295
TD Ameritrade Holding	38,120 [a,b]	690,353
U.S. Bancorp	118,600	3,936,334
Visa, Cl. A	13,980	1,207,313
Wachovia	67,290 [a]	1,601,502
Wells Fargo & Co.	68,740	1,895,162
		62,379,705
Health Care—6.7%		
Abbott Laboratories	48,530	2,734,665
Amgen	14,110 [b]	621,263
Baxter International	57,770	3,529,747
Becton, Dickinson & Co.	10,860	917,127
Covidien	34,955	1,750,896
Hospira	32,760 [b]	1,373,954
Humana	20,590 [b]	1,051,119
Johnson & Johnson	47,100	3,143,454
Laboratory Corp. of America Holdings	19,790 [a,b]	1,460,304
Merck & Co.	65,800	2,563,568
Pfizer	54,070	1,046,795
Schering-Plough	52,580	1,072,632
St. Jude Medical	20,590 [b]	839,043
Thermo Fisher Scientific	56,080 [b]	3,309,842
Wyeth	82,290	3,659,436
		29,073,845

Common Stocks (continued)	Shares	Value ($)
Industrial−8.2%		
Allied Waste Industries	66,990 b	902,355
Dover	46,440	2,511,475
Eaton	42,510	4,109,867
Emerson Electric	60,140	3,498,945
General Electric	198,540	6,099,149
Goodrich	20,300	1,315,643
Honeywell International	26,620	1,587,084
L-3 Communications Holdings	10,900	1,170,551
Lockheed Martin	24,190	2,647,354
Raytheon	29,460	1,881,316
Rockwell Automation	12,450	728,948
Terex	14,460 b	1,031,721
Textron	22,320	1,396,116
Tyco Electronics	17,780	713,334
Tyco International	41,885	1,892,783
Union Pacific	14,620	1,203,372
US Airways Group	34,510 a,b	136,660
Waste Management	43,210	1,638,955
Williams	28,500	1,084,140
		35,549,768
Information Technology−6.6%		
Accenture, Cl. A	20,290	828,238
Adobe Systems	28,410 b	1,251,745
Akamai Technologies	29,150 a,b	1,138,307
Alliance Data Systems	11,590 b	695,864
Amphenol, Cl. A	18,120	844,936
Apple	16,160 b	3,050,200
BMC Software	20,230 b	811,223
Cisco Systems	71,400 b	1,907,808
Global Payments	15,660	739,465
Hewlett-Packard	15,880	747,313
Intel	157,160	3,642,969
McAfee	53,960 b	1,956,050
Microsoft	141,960	4,020,307

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
NCR	45,930 b	1,215,308
Oracle	74,520 b	1,702,037
QUALCOMM	54,380	2,639,605
Research In Motion	9,740 b	1,352,594
Western Union	1	24
		28,543,993
Materials—2.3%		
Air Products & Chemicals	20,533	2,092,723
Allegheny Technologies	23,710 a	1,778,250
Celanese, Ser. A	22,930	1,116,691
Dow Chemical	18,150	733,260
Freeport-McMoRan Copper & Gold	25,690 a	2,972,590
Pactiv	27,740 b	683,236
Smurfit-Stone Container	71,710 a,b	482,608
		9,859,358
Telecommunication Services—3.0%		
AT & T	219,150	8,744,085
Sprint Nextel	43,420	406,411
Verizon Communications	103,300	3,973,951
		13,124,447
Utilities—3.8%		
Constellation Energy Group	15,150	1,306,384
Entergy	18,740	2,263,230
Exelon	25,580	2,251,040
FPL Group	15,820	1,068,166
NRG Energy	33,410 a,b	1,389,522
PG & E	39,920	1,580,433
Questar	32,280	2,073,022
Sempra Energy	52,460	3,032,713
Southern	37,580	1,360,396
		16,324,906
Total Common Stocks		
(cost $282,878,962)		**288,911,600**

Bonds and Notes—34.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables—.8%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	210,000	191,824
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	230,000	198,753
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	258,379	252,955
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	960,000	900,104
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A2A	5.29	5/17/10	745,000	743,474
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	226,673	225,083
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	170,000	152,970
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	335,000	337,267
ONYX Acceptance Owner Trust, Ser. 2005-B, Cl. A3	4.18	3/15/10	72,633	71,552
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	735,000	535,234
				3,609,216
Asset-Backed Ctfs./ Home Equity Loans—.0%				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	115,000 [c]	**41,693**
Commercial Mortgage Pass-Through Ctfs.—3.4%				
Banc of America Commercial Mortgage, Ser. 2003-1, Cl. A1	3.88	9/11/36	848,667	835,591
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	225,000	224,563
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	595,000 [c]	589,312
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	875,000 [d]	853,405

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	250,000 d	241,158
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	665,000 d	614,028
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	730,000 d	665,424
CS First Boston Mortgage Securities, Ser. 2005-C3, Cl. A2	4.51	7/15/37	1,000,000	993,818
CS First Boston Mortgage Securities, Ser. 2005-C5, Cl. A4	5.10	8/15/38	660,000 c	643,109
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A3	4.65	4/10/40	2,000,000	1,989,274
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	3.16	3/6/20	475,000 c,d	446,050
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.77	3/6/20	275,000 c,d	242,159
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	895,000	878,782
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.36	12/15/28	785,000	815,822
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	2,290,000	2,318,179
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,551,202
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	261,000 d	236,782
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	320,000 c,d	172,571
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	350,000 c	352,086
				14,663,315
Consumer Staples–.7%				
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	320,000	328,220

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Staples (continued)				
Kellogg,				
Sr. Unscd. Notes	5.13	12/3/12	460,000	465,148
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	105,000	106,592
Kraft Foods,				
Sr. Unscd. Notes	6.13	2/1/18	665,000	651,617
Kroger,				
Gtd. Notes	6.15	1/15/20	365,000	368,743
Philip Morris International,				
Sr. Unscd. Notes	5.65	5/16/18	530,000	519,530
Safeway,				
Sr. Unscd. Notes	6.35	8/15/17	370,000	382,311
				2,822,161
Diversified Financial Services—5.4%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	229,000	210,966
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	225,000 c	202,878
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	225,000 c	203,649
Amvescap,				
Sr. Unscd. Notes	5.38	12/15/14	310,000	281,266
Bank of America,				
Jr. Sub. Notes	8.00	12/29/49	750,000 c	744,418
Barclays Bank,				
Sub. Notes	5.93	9/29/49	500,000 c,d	429,193
Barclays Bank,				
Sub. Bonds	7.70	4/29/49	385,000 c,d	394,317
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	720,000	580,394
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	600,000 c,d	527,272
Citigroup,				
Sr. Unscd. Notes	5.85	7/2/13	345,000	346,833
Colonial Bank,				
Sub. Notes	6.38	12/1/15	585,000	494,626
ConocoPhillips Canada,				
Gtd. Notes	5.30	4/15/12	460,000	471,810

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	556,000 c	470,810
ERAC USA Finance, Gtd. Notes	7.00	10/15/37	685,000 d	582,710
First Union, Sub. Notes	6.38	1/15/09	440,000	444,039
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	1,880,000	1,910,823
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	475,000 c	357,146
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	400,000	380,949
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	900,000 c	761,656
Jackson National Life Global, Notes	5.38	5/8/13	250,000 d	247,059
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	425,000	413,735
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	625,000	456,871
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	550,000	555,132
JPMorgan Chase, Sr. Unscd. Notes	6.40	5/15/38	400,000	385,822
Lehman Brothers Holdings, Sr. Notes	2.78	8/21/09	600,000 c	572,788
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	595,000	578,881
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	955,000	954,108
Merrill Lynch & Co., Notes	6.88	4/25/18	775,000	761,072
MetLife, Sr. Unscd. Notes	6.13	12/1/11	430,000	447,731
MUFG Capital Finance I, Bank Gtd. Bonds	6.35	7/29/49	910,000 c	810,078
NYSE Euronext, Sr. Unscd. Notes	4.80	6/28/13	290,000 a	285,412

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Pacific Life Global Funding, Notes	5.15	4/15/13	600,000 d	592,199
Pearson Dol Finance Two, Gtd. Notes	6.25	5/6/18	395,000 d	392,902
Pricoa Global Funding, Notes	4.63	6/25/12	1,000,000 d	971,503
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	1,095,000 c,d	1,014,960
Shinsei Finance Cayman, Jr. Sub. Secs.	6.42	1/29/49	600,000 c,d	414,672
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	188,000 c,d	164,769
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	700,000 c	532,405
UBS AG Stamford CT, Notes	5.75	4/25/18	400,000	390,354
Wachovia, Notes	5.50	5/1/13	420,000	415,819
Wells Fargo Capital XIII, Notes	7.70	12/29/49	1,155,000 c	1,158,801
Zions Bancorporation, Sub. Notes	5.50	11/16/15	700,000	597,170
Zions Bancorporation, Sub. Notes	6.00	9/15/15	570,000	510,467
				23,420,465
Energy—.2%				
Duke Energy Carolinas, First Mortgage Bonds	5.25	1/15/18	95,000 a	93,782
Enterprises Products, Gtd. Notes	6.50	1/31/19	200,000	201,605
Pemex Project Funding Master Trust, Gtd. Notes	5.75	3/1/18	410,000 d	410,000
Transocean, Sr. Unscd. Notes	6.00	3/15/18	190,000	192,193
				897,580
Foreign/Governmental—.1%				
Republic of South Africa, Sr. Unscd. Notes	5.88	5/30/22	365,000	**344,242**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care–.2%				
American Home Products,				
Sr. Unscd. Notes	6.95	3/15/11	475,000 c	504,083
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	240,000	228,605
UnitedHealth Group,				
Sr. Unscd. Notes	6.88	2/15/38	210,000	201,522
				934,210
Industrial–.4%				
Atlas Copco,				
Sr. Unscd. Bonds	5.60	5/22/17	240,000 d	233,864
Northrop Grumman,				
Gtd. Notes	7.13	2/15/11	450,000	477,975
Raytheon,				
Sr. Unscd. Notes	5.50	11/15/12	475,000	486,374
Waste Management,				
Gtd. Notes	7.38	5/15/29	285,000	295,839
WEA Finance,				
Sr. Notes	7.13	4/15/18	395,000 d	410,629
				1,904,681
Media & Telecommunications–1.3%				
AT&T,				
Sr. Unscd. Notes	5.60	5/15/18	1,145,000 a	1,128,510
British Sky Broadcasting,				
Gtd. Notes	6.10	2/15/18	215,000 d	213,859
BSKYB Finance UK,				
Gtd. Notes	6.50	10/15/35	400,000 d	391,358
Comcast,				
Gtd. Notes	6.50	11/15/35	435,000	424,547
Cox Communications,				
Notes	6.25	6/1/18	195,000 d	194,257
France Telecom,				
Sr. Unsub. Notes	8.50	3/1/31	375,000 c	470,098
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	150,000	159,458
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	125,000	145,475
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	375,000	358,262
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	475,000	480,978

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media & Telecommunications (continued)				
Time Warner Cable, Gtd. Notes	5.85	5/1/17	635,000	610,189
Time Warner, Gtd. Notes	6.75	4/15/11	535,000	549,205
Verizon Communications, Sr. Unscd. Notes	5.85	9/15/35	500,000	460,344
				5,586,540
Municipal Obligations−.2%				
City of New York, GO, Ser. D	5.38	6/1/32	120,000 e	131,024
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	60,000 e	65,473
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	45,000 e	49,104
Cypress-Fairbanks Independent School District, School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	40,000 e	41,952
Fort Worth Independent School District, District, GO (Insured; PSF-GTD)	6.00	2/15/20	90,000 e	95,508
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	55,000 e	59,783
Westerville City School District, GO (Insured; MBIA)	5.00	12/1/27	170,000 e	181,317
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	30,000 e	32,364
				656,525
Real Estate Investment Trusts−1.2%				
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	260,000	266,140
Boston Properties, Sr. Unscd. Notes	5.63	4/15/15	925,000	879,202
Duke Realty, Sr. Notes	5.88	8/15/12	405,000	393,548
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	550,000	504,336

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	250,000	221,611
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	925,000	836,013
Prologis Trust, Scd. Notes	6.63	5/15/18	390,000	387,226
Regency Centers, Gtd. Notes	5.88	6/15/17	400,000	371,090
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	1,175,000	1,179,385
				5,038,551
Retailing−.2%				
Home Depot, Sr. Unscd. Notes	5.88	12/16/36	235,000	194,928
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	110,000	112,213
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	200,000	188,684
Wal-Mart Stores, Sr. Unscd. Notes	6.50	8/15/37	375,000	384,659
				880,484
State/Territory Gen Oblg−.4%				
California Department of Water Resources, Power Supply Revenue Bonds	5.13	5/1/18	150,000 e	163,760
Delaware Housing Authority, SFMR D-2, Revenue Bonds	5.80	7/1/16	345,000	347,574
Los Angeles Unified School District, District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	155,000 e	169,489
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	130,000 e	141,493
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	1,070,000	985,459

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	70,000 [e]	76,177
				1,883,952
Transportation−.1%				
Canadian National Railway, Sr. Unscd. Notes	5.55	5/15/18	390,000	388,455
Norfolk Southern, Sr. Unscd. Notes	5.75	4/1/18	155,000 [d]	153,519
				541,974
U.S. Government Agencies−.8%				
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	1,630,000	1,707,756
Federal National Mortgage Association, Notes	3.25	4/9/13	1,605,000	1,550,871
				3,258,627
U.S. Government Agencies/ Mortgage-Backed−14.9%				
Federal Home Loan Mortgage Corp.:				
5.50%, 4/1/22−3/1/38			8,640,495	8,623,904
6.00%, 9/1/37−3/1/38			5,740,262	5,834,977
Federal National Mortgage Association:				
6.00%			745,000 [f]	755,826
6.50%			11,080,000 [f]	11,411,301
4.50%, 1/1/21			5,322,666	5,205,086
5.00%, 8/1/20−2/1/37			1,792,271	1,788,553
5.50%, 9/1/34−10/1/36			10,148,548	10,093,645
6.00%, 5/1/33−4/1/38			8,881,798	9,020,961
8.00%, 3/1/30			676	731
Government National Mortgage Association I:				
Ser. 2006-19, Cl. A, 3.39%, 6/16/30			2,958,914	2,913,617
Ser. 2004-103, Cl. A, 3.88%, 12/16/19			4,726,239	4,705,161
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			580,905	576,982
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			867,487	859,671
Ser. 2007-34, Cl. A 4.27%, 11/16/26			2,942,172	2,932,712
				64,723,127
U.S. Government Securities−3.1%				
U.S. Treasury Bonds	4.50	2/15/36	3,792,000 [a]	3,670,243
U.S. Treasury Notes	4.63	7/31/12	510,000 [a]	536,935

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	4.75	8/15/17	7,104,000 [a]	7,478,075
U.S. Treasury Strip	0.00	2/15/36	7,005,000	1,887,595
				13,572,848
Utilities−1.3%				
Appalachian Power, Sr. Unscd. Notes, Ser. O	5.65	8/15/12	225,000	225,162
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	725,000	690,077
Columbus Southern Power, Sr. Unscd. Notes	6.05	5/1/18	105,000	103,901
Consolidated Edison Company of New York, Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	90,000 [a]	91,186
Consolidated Edison, Sr. Unscd. Debs., Ser. 07-A	6.30	8/15/37	495,000	483,834
E.ON International Finance, Notes	5.80	4/30/18	190,000 [d]	187,292
Enel Finance International, Gtd. Notes	5.70	1/15/13	185,000 [d]	188,148
Enel Finance International, Gtd. Bonds	6.25	9/15/17	575,000 [d]	588,254
Midamerican Energy Holdings, Sr. Unscd. Bonds	6.50	9/15/37	475,000	479,803
National Grid, Sr. Unscd. Notes	6.30	8/1/16	550,000	554,403
NiSource Finance, Gtd. Notes	5.25	9/15/17	500,000	444,783
Potomac Electric Power, Sr. Scd. Bonds	6.50	11/15/37	200,000	198,125
Southern, Sr. Unscd. Notes, Ser. A	5.30	1/15/12	670,000	682,558
Veolia Environnement, Sr. Unscd. Notes	5.25	6/3/13	395,000 [a]	391,639
Virginia Electric & Power, Sr. Unscd. Notes	5.40	4/30/18	205,000	199,747
				5,508,912
Total Bonds and Notes (cost $152,826,843)				**150,289,103**

Other Investment—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,862,000)	4,862,000 g	**4,862,000**

Investment of Cash Collateral for Securities Loaned—6.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $28,773,412)	28,773,412 g	**28,773,412**

Total Investments (cost $469,341,217)	**109.1%**	**472,836,115**
Liabilities, Less Cash and Receivables	**(9.1%)**	**(39,476,049)**
Net Assets	**100.0%**	**433,360,066**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is $35,194,134 and the total market value of the collateral held by the fund is $36,289,857, consisting of cash collateral of $28,773,412 and U.S. Government and Agency securities valued at $7,516,445.*

b *Non-income producing security.*

c *Variable rate security—interest rate subject to periodic change.*

d *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $12,174,313 or 2.8% of net assets.*

e *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

f *Purchased on a forward commitment basis.*

g *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	18.8	Consumer Discretionary	5.8
Financial	14.4	Asset/Mortgage-Backed	4.2
Corporate Bonds	11.2	Utilities	3.8
Energy	9.3	Telecommunication Services	3.0
Industrial	8.2	Materials	2.3
Money Market Investments	7.7	State/Government General Obligations	.4
Health Care	6.7	Foreign/Governmental	.1
Information Technology	6.6		
Consumer Staples	6.6		**109.1**

† *Based on net assets.*

See notes to financial statements.

The Fund 23

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $35,194,134)–Note 1(b):		
Unaffiliated issuers	435,705,805	439,200,703
Affiliated issuers	33,635,412	33,635,412
Receivable for investment securities sold		11,374,513
Dividends and interest receivable		1,773,690
Receivable for shares of Beneficial Interest subscribed		153,562
Prepaid expenses		55,746
		486,193,626
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		532,365
Cash overdraft due to Custodian		76,623
Liability for securities on loan–Note 1(b)		28,773,412
Payable for investment securities purchased		22,140,615
Payable for shares of Beneficial Interest redeemed		1,062,652
Interest payable–Note 2		47,221
Accrued expenses		200,672
		52,833,560
Net Assets ($)		**433,360,066**
Composition of Net Assets ($):		
Paid-in capital		419,715,777
Accumulated undistributed investment income–net		3,254,241
Accumulated net realized gain (loss) on investments		6,895,150
Accumulated net unrealized appreciation (depreciation) on investments		3,494,898
Net Assets ($)		**433,360,066**

Net Asset Value Per Share

Class A

Net Assets ($)	121,642,154
Shares Outstanding	6,990,435
Net Asset Value Per Share ($)	**17.40**

Class B

Net Assets ($)	128,447,534
Shares Outstanding	7,444,833
Net Asset Value Per Share ($)	**17.25**

Class C

Net Assets ($)	69,678,563
Shares Outstanding	4,018,662
Net Asset Value Per Share ($)	**17.34**

Class I

Net Assets ($)	639,035
Shares Outstanding	36,757
Net Asset Value Per Share ($)	**17.39**

Class T

Net Assets ($)	1,376,498
Shares Outstanding	79,097
Net Asset Value Per Share ($)	**17.40**

Class J

Net Assets ($)	43,344,544
Shares Outstanding	2,483,967
Net Asset Value Per Share ($)	**17.45**

Class Z

Net Assets ($)	68,231,738
Shares Outstanding	3,927,276
Net Asset Value Per Share ($)	**17.37**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	4,130,037
Dividends:	
Unaffiliated issuers	2,976,918
Affiliated issuers	108,229
Income from securities lending	131,540
Total Income	**7,346,724**
Expenses:	
Management fee–Note 3(a)	1,865,681
Distribution fees–Note 3(b)	787,754
Shareholder servicing costs–Note 3(c)	761,894
Professional fees	47,373
Prospectus and shareholders' reports	44,175
Registration fees	41,790
Custodian fees–Note 3(c)	38,409
Trustees' fees and expenses–Note 3(d)	14,634
Interest expense–Note 2	2,261
Loan commitment fees–Note 2	135
Total Expenses	**3,604,106**
Less–reduction in management fee due to undertaking–Note 3(a)	(233,210)
Less–reduction in fees due to earnings credits–Note 1(b)	(15,682)
Net Expenses	**3,355,214**
Investment Income–Net	**3,991,510**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	9,165,389
Net unrealized appreciation (depreciation) on investments	(24,364,574)
Net Realized and Unrealized Gain (Loss) on Investments	**(15,199,185)**
Net (Decrease) in Net Assets Resulting from Operations	**(11,207,675)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007[a]
Operations ($):		
Investment income–net	3,991,510	8,493,900
Net realized gain (loss) on investments	9,165,389	84,355,183
Net unrealized appreciation (depreciation) on investments	(24,364,574)	(54,007,888)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(11,207,675)**	**38,841,195**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(2,728,614)	(3,361,569)
Class B Shares	(1,591,459)	(1,333,297)
Class C Shares	(848,386)	(876,167)
Class I Shares	(14,036)	(12,813)
Class T Shares	(24,047)	(28,473)
Class J Shares	(1,168,014)	(3,215,600)
Class Z Shares	(1,629,088)	(1,480,730)
Net realized gain on investments:		
Class A Shares	(21,725,028)	–
Class B Shares	(21,800,899)	–
Class C Shares	(12,436,388)	–
Class I Shares	(101,927)	–
Class T Shares	(235,001)	–
Class J Shares	(7,795,871)	–
Class Z Shares	(11,182,600)	–
Total Dividends	**(83,281,358)**	**(10,308,649)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	7,320,102	21,595,146
Class B Shares	1,113,869	1,228,572
Class C Shares	1,963,494	3,213,048
Class I Shares	67,302	135,571
Class T Shares	18,675	241,521
Class J Shares	10,106,111	6,995,588
Class Z Shares	1,250,269	3,126,160

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	22,836,730	2,991,998
Class B Shares	21,628,634	1,214,920
Class C Shares	11,078,843	729,273
Class I Shares	105,924	11,291
Class T Shares	239,651	26,709
Class J Shares	8,348,068	2,448,500
Class Z Shares	12,601,054	1,455,485
Cost of shares redeemed:		
Class A Shares	(32,680,715)	(96,448,604)
Class B Shares	(15,109,814)	(31,163,023)
Class C Shares	(13,762,107)	(42,605,880)
Class I Shares	(116,571)	(206,292)
Class T Shares	(236,641)	(1,070,503)
Class J Shares	(19,563,079)	(134,979,666)
Class Z Shares	(8,215,022)	(17,164,661)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,994,777**	**(278,224,847)**
Total Increase (Decrease) in Net Assets	**(85,494,256)**	**(249,692,301)**
Net Assets ($):		
Beginning of Period	518,854,322	768,546,623
End of Period	**433,360,066**	**518,854,322**
Undistributed investment income−net	3,254,241	7,266,375

	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	409,930	1,042,005
Shares issued for dividends reinvested	1,288,799	147,758
Shares redeemed	(1,840,561)	(4,622,304)
Net Increase (Decrease) in Shares Outstanding	**(141,832)**	**(3,432,541)**
Class B[b]		
Shares sold	61,757	59,912
Shares issued for dividends reinvested	1,227,444	60,264
Shares redeemed	(870,892)	(1,508,626)
Net Increase (Decrease) in Shares Outstanding	**418,309**	**(1,388,450)**
Class C		
Shares sold	111,338	155,835
Shares issued for dividends reinvested	625,886	36,064
Shares redeemed	(784,029)	(2,062,180)
Net Increase (Decrease) in Shares Outstanding	**(46,805)**	**(1,870,281)**
Class I		
Shares sold	3,851	6,529
Shares issued for dividends reinvested	5,991	558
Shares redeemed	(6,514)	(9,997)
Net Increase (Decrease) in Shares Outstanding	**3,328**	**(2,910)**
Class T		
Shares sold	1,101	11,326
Shares issued for dividends reinvested	13,517	1,317
Shares redeemed	(13,245)	(50,914)
Net Increase (Decrease) in Shares Outstanding	**1,373**	**(38,271)**
Class J		
Shares sold	588,576	336,736
Shares issued for dividends reinvested	470,579	120,735
Shares redeemed	(1,107,668)	(6,466,255)
Net Increase (Decrease) in Shares Outstanding	**(48,513)**	**(6,008,784)**
Class Z		
Shares sold	71,498	150,310
Shares issued for dividends reinvested	713,133	71,947
Shares redeemed	(468,942)	(824,753)
Net Increase (Decrease) in Shares Outstanding	**315,689**	**(602,496)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended May 31, 2008, 90,836 Class B shares representing $1,599,294 were automatically converted to 90,167 Class A shares and during the period ended November 30, 2007, 205,307 Class B shares representing $4,309,745 were automatically converted to 206,660 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	21.28	20.38	19.15	19.30	18.86
Investment Operations:					
Investment income—net[b]	.18	.33	.28	.28	.28
Net realized and unrealized gain (loss) on investments	(.53)	.89	1.40	(.12)	.16
Total from Investment Operations	(.35)	1.22	1.68	.16	.44
Distributions:					
Dividends from investment income—net	(.39)	(.32)	(.29)	(.19)	–
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–
Total Distributions	(3.53)	(.32)	(.45)	(.31)	–
Net asset value, end of period	17.40	21.28	20.38	19.15	19.30
Total Return (%)[c]	(1.93)[d]	6.08	8.96	.77	2.33[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26[e]	1.23	1.21	1.21	1.03[d]
Ratio of net expenses to average net assets	1.16[e]	1.16	1.21[f]	1.21[f]	1.03[d,f]
Ratio of net investment income to average net assets	1.99[e]	1.57	1.44	1.43	1.52[d]
Portfolio Turnover Rate	52.54[d]	168.94[g]	33.30	39.39	32.41
Net Assets, end of period ($ x 1,000)	121,642	151,796	215,342	274,871	214,949

a *From February 2, 2004 (commencement of operations) to November 30, 2004.*
b *Based on average shares outstanding at each month end.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
f *Expense waivers and/or reimbursements amounted to less then .01%.*
g *The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	21.04	20.14	18.94	19.17	18.86
Investment Operations:					
Investment income—net[b]	.11	.17	.12	.12	.15
Net realized and unrealized gain (loss) on investments	(.53)	.89	1.40	(.11)	.16
Total from Investment Operations	(.42)	1.06	1.52	.01	.31
Distributions:					
Dividends from investment income—net	(.23)	(.16)	(.16)	(.12)	–
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–
Total Distributions	(3.37)	(.16)	(.32)	(.24)	–
Net asset value, end of period	17.25	21.04	20.14	18.94	19.17
Total Return (%)[c]	(2.35)[d]	5.30	8.11	(.02)	1.64[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.03[e]	2.02	2.01	2.00	1.70[d]
Ratio of net expenses to average net assets	1.92[e]	1.94	2.01[f]	2.00[f]	1.70[d,f]
Ratio of net investment income to average net assets	1.22[e]	.81	.65	.64	.83[d]
Portfolio Turnover Rate	52.54[d]	168.94[g]	33.30	39.39	32.41
Net Assets, end of period ($ x 1,000)	128,448	147,807	169,513	186,377	134,791

[a] From February 2, 2004 (commencement of operations) to November 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less then .01%.
[g] The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.

See notes to financial statements.

Class C Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	21.10	20.19	18.98	19.19	18.86
Investment Operations:					
Investment income—net[b]	.11	.17	.13	.13	.16
Net realized and unrealized gain (loss) on investments	(.52)	.89	1.40	(.11)	.17
Total from Investment Operations	(.41)	1.06	1.53	.02	.33
Distributions:					
Dividends from investment income—net	(.21)	(.15)	(.16)	(.11)	–
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–
Total Distributions	(3.35)	(.15)	(.32)	(.23)	–
Net asset value, end of period	17.34	21.10	20.19	18.98	19.19
Total Return (%)[c]	(2.26)[d]	5.29	8.14	.06	1.75[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.99[e]	1.97	1.95	1.94	1.64[d]
Ratio of net expenses to average net assets	1.88[e]	1.90	1.95[f]	1.94[f]	1.64[d,f]
Ratio of net investment income to average net assets	1.27[e]	.84	.70	.70	.84[d]
Portfolio Turnover Rate	52.54[d]	168.94[g]	33.30	39.39	32.41
Net Assets, end of period ($ x 1,000)	69,679	85,801	119,851	157,982	121,545

a *From February 2, 2004 (commencement of operations) to November 30, 2004.*
b *Based on average shares outstanding at each month end.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
f *Expense waivers and/or reimbursements amounted to less then .01%.*
g *The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

Class I Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,			
		2007[a]	2006	2005	2004[b]
Per Share Data ($):					
Net asset value, beginning of period	21.28	20.39	19.17	19.31	18.86
Investment Operations:					
Investment income—net[c]	.20	.36	.31	.32	.35
Net realized and unrealized gain (loss) on investments	(.52)	.89	1.40	(.13)	.10
Total from Investment Operations	(.32)	1.25	1.71	.19	.45
Distributions:					
Dividends from investment income—net	(.43)	(.36)	(.33)	(.21)	–
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–
Total Distributions	(3.57)	(.36)	(.49)	(.33)	–
Net asset value, end of period	17.39	21.28	20.39	19.17	19.31
Total Return (%)	(1.78)[d]	6.23	9.12	.95	2.38[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03[e]	1.12	1.07	1.00	.97[d]
Ratio of net expenses to average net assets	.93[e]	1.04	1.07[f]	1.00[f]	.97[d,f]
Ratio of net investment income to average net assets	2.22[e]	1.72	1.59	1.64	2.11[d]
Portfolio Turnover Rate	52.54[d]	168.94[g]	33.30	39.39	32.41
Net Assets, end of period ($ x 1,000)	639	711	741	755	416

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *From February 2, 2004 (commencement of operations) to November 30, 2004.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *Expense waivers and/or reimbursements amounted to less then .01%.*

[g] *The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

Class T Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	21.23	20.32	19.09	19.26	18.86
Investment Operations:					
Investment income—net[b]	.16	.27	.22	.22	.23
Net realized and unrealized gain (loss) on investments	(.53)	.89	1.40	(.11)	.17
Total from Investment Operations	(.37)	1.16	1.62	.11	.40
Distributions:					
Dividends from investment income—net	(.32)	(.25)	(.23)	(.16)	–
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–
Total Distributions	(3.46)	(.25)	(.39)	(.28)	–
Net asset value, end of period	17.40	21.23	20.32	19.09	19.26
Total Return (%)[c]	(2.06)[d]	5.79	8.65	.52	2.12[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.48[e]	1.52	1.51	1.49	1.26[d]
Ratio of net expenses to average net assets	1.37[e]	1.45	1.51[f]	1.49[f]	1.26[d,f]
Ratio of net investment income to average net assets	1.78[e]	1.28	1.14	1.15	1.19[d]
Portfolio Turnover Rate	52.54[d]	168.94[g]	33.30	39.39	32.41
Net Assets, end of period ($ x 1,000)	1,376	1,650	2,357	2,915	2,508

[a] *From February 2, 2004 (commencement of operations) to November 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less then .01%.*
[g] *The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*
See notes to financial statements.

Class J Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30, 2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	21.38	20.47	19.22	19.35	18.05	16.37
Investment Operations:						
Investment income—net	.21[b]	.36[b]	.33[b]	.31[b]	.34[b]	.25
Net realized and unrealized gain (loss) on investments	(.53)	.93	1.41	(.11)	1.21	1.69
Total from Investment Operations	(.32)	1.29	1.74	.20	1.55	1.94
Distributions:						
Dividends from investment income—net	(.47)	(.38)	(.33)	(.21)	(.25)	(.26)
Dividends from net realized gain on investments	(3.14)	–	(.16)	(.12)	–	–
Total Distributions	(3.61)	(.38)	(.49)	(.33)	(.25)	(.26)
Net asset value, end of period	17.45	21.38	20.47	19.22	19.35	18.05
Total Return (%)	(1.78)[c]	6.41	9.25	.97	8.69	12.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.98[d]	.91	.96	1.02	.95	1.08
Ratio of net expenses to average net assets	.87[d]	.87	.96[e]	1.01	.95[e]	1.07
Ratio of net investment income to average net assets	2.29[d]	1.77	1.69	1.62	1.79	1.90
Portfolio Turnover Rate	52.54[c]	168.94[f]	33.30	39.39	32.41	41.73
Net Assets, end of period ($ x 1,000)	43,345	54,149	174,820	204,901	245,171	216,991

[a] The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
[d] Annualized.
[e] Expense waivers and/or reimbursements amounted to less then .01%.
[f] The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.
See notes to financial statements.

Class Z Shares	Six Months Ended May 31, 2008 (Unaudited)	Year Ended November 30,		
		2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	21.30	20.39	19.16	19.60
Investment Operations:				
Investment income−net[b]	.19	.38	.30	.29
Net realized and unrealized gain (loss) on investments	(.52)	.89	1.41	(.40)
Total from Investment Operations	(.33)	1.27	1.71	(.11)
Distributions:				
Dividends from investment income−net	(.46)	(.36)	(.32)	(.21)
Dividends from net realized gain on investments	(3.14)	−	(.16)	(.12)
Total Distributions	(3.60)	(.36)	(.48)	(.33)
Net asset value, end of period	17.37	21.30	20.39	19.16
Total Return (%)	(1.87)[c]	6.31	9.11	(.59)[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.10[d]	1.12	1.15	1.15[c]
Ratio of net expenses to average net assets	1.00[d]	.93	1.07	1.02[c]
Ratio of net investment income to average net assets	2.15[d]	1.83	1.58	1.51[c]
Portfolio Turnover Rate	52.54[c]	168.94[e]	33.30	39.39
Net Assets, end of period ($ x 1,000)	68,232	76,939	85,923	100,250

[a] *From December 18, 2004 (commencement of initial offering) to November 30, 2005.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The porfolio turnover rate excluding mortage dollar roll transactions for the period ended November 30, 2007 was 162.34%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Opportunity Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering the fund as its only series. The fund's investment objective is to seek a high total return through a combination of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I, Class T, Class J and Class Z shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I, Class J and Class Z shares are sold at net asset value per share. Class I shares are sold only to institutional investors and Class J and Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Debt securities excluding short-term investments (other than U.S. Treasury Bills) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	322,547,012	0
Level 2–Other Significant Observable Inputs	150,289,103	0
Level 3–Significant Unobservable Inputs	0	0
Total	**472,836,115**	**0**

† *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended May 31, 2008, Mellon Bank earned $56,374 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended November 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2007 was as follows: ordinary income

$10,308,649. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2008 was approximately $157,400, with a related weighted average annualized interest rate of 2.87%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed from March 8, 2007 through November 30, 2008 to waive receipt of a portion of the fund's management fee in the amount of .10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $233,210 during the period ended May 31, 2008.

During the period ended May 31, 2008, the Distributor retained $9,624 and $31 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $259,422 and $2,764 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares.

During the period ended May 31, 2008, Class B, Class C and Class T shares were charged $502,440, $283,500 and $1,814, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2008, Class A, Class B, Class C and Class T shares were charged $164,743, $167,480, $94,500 and $1,814, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class Z ("Class Z Shareholder Services Plan"), Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, Class Z shares were charged 10,857, pursuant to the Class Z Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $129,682 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $15,682 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2008, the fund was charged $38,409 pursuant to the custody agreement.

During the period ended May 31, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $301,907, Rule 12b-1 distribution plan fees $127,652, shareholder services plan fees $69,055, custodian fees $26,516, chief compliance officer fees $2,350 and transfer agency per account fees $42,505, which are offset against an expense reimbursement currently in effect in the amount of $37,620.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended May 31, 2008, amounted to $244,335,832 and $305,830,119, respectively.

At May 31, 2008, accumulated net unrealized appreciation on investments was $3,494,898, consisting of $25,329,158 gross unrealized appreciation and $21,834,260 gross unrealized depreciation.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of
retail mixed-asset target allocation growth funds (the "Performance
Group") and to a larger universe of funds, consisting of all retail and institutional mixed-asset target allocation growth funds (the "Performance
Universe") selected and provided by Lipper, Inc., an independent
provider of investment company data. The Board was provided with a
description of the methodology Lipper used to select the Performance
Group and Performance Universe, as well as the Expense Group and
Expense Universe (discussed below). The Board members discussed the
results of the comparisons and noted that the fund's total return performance for the one-year period ended January 31, 2008 was in the third
quartile of the Performance Group and the Performance Universe.
Dreyfus also provided a comparison of the fund's total return to the
returns of the fund's benchmark index for each calendar year for the
past ten years. In its review of performance, the Board noted that the
current portfolio management team was appointed in March 2007 and
that the fund's performance reflected a period of transition from the
positions held by the previous portfolio manager.

The Board members also discussed the fund's management fee and
expense ratio and reviewed the range of management fees and expense
ratios as compared to a comparable group of funds (the "Expense
Group") and a broader group of funds (the "Expense Universe"), each
selected and provided by Lipper. While the fund's management fee was
in the third quartile of the Expense Group and Expense Universe, the
fund's total expense ratio was in the second quartile of the Expense
Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees
paid by mutual funds and/or separate accounts managed by Dreyfus or
its affiliates with similar investment objectives, policies and strategies as
the fund (the "Similar Accounts"), and explained the nature of the

Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Balanced Opportunity Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DBOAX   Class B: DBOBX   Class C: DBOCX   Class I: DBORX
Class T: DBOTX   Class J: THPBX   Class Z: DBOZX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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